Exhibit 4.23

Declaration of Trust Schedule

The declaration of trust listed below executed by certain employees of the Company are identical in all material respects. A copy of the declaration of trust executed by Mr. Qianneng Fu is filed as Annex A to the Exhibit 4.23.

1. Declaration of trust executed by Mr. Qianneng Fu on Febuary 24, 2020 as to Light Xiao Limited;

2. Declaration of trust executed by Mr. Zeqiang Sun on April 14, 2020 as to Light Square Limited;

3. Declaration of trust executed by Mr. Zeqiang Sun on April 14, 2020 as to Fashion Easy-go International Trading Co., Limited; and

4. Declaration of trust executed by Mr. Jian He on July 22, 2019 as to Light Linnet Limited;

Annex A

DECLARATION OF TRUST

I, the undersigned, hereby solemnly and sincerely declare as follows:-

1. That the 10,000 share now standing in my name in the books of Light Xiao Limited (hereinafter called “the Share”) does not belong to me but to Light In The Box Limited of Room 705&706, 7/F, China Insurance Group Building, No. 141 Des Voeux Road, Central, Hong Kong (hereinafter called “the Beneficial Owner” which expression shall include its successors in title and assigns).

2. That I hold the Share upon trust for the Beneficial Owner and I undertake to transfer and deal, in all respects, and to pay the Share and any dividends, interest and other benefits thereon and accretions thereto in such manner as the Beneficial Owner shall from time to time direct and I further undertake that I will at the request of the Beneficial Owner attend by virtue of being the registered holder of the Share and will vote at any such meetings in such manner as directed by the Beneficial Owner.

IN WITNESS whereof this Declaration was executed this 24th day of Feb, 2020.

SIGNED SEALED and Delivered by:     Qianneng Fu